SECFI SECURITIES, LLC

Statement of Financial Condition
December 31, 2025
With Reports of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70457

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Secfi Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__25 Broadway, Floor 10_____
                                                     (No. and Street)

__New York_____ __New York_____ __10004_____
              (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Nathaniel Piauwasdy   415-939-5421_____ __vieje@secfi.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Citrin Cooperman & Company, LLP_____
                         (Name – if individual, state last, first, and middle name)

__50 Rockefeller Plaza____ __New York_____ __NY___ __10020___
(Address)   (City)   (State)   (Zip Code)
__11/02/2005_____ __2468_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Nathaniel Piauwasdy__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Secfi Securities, LLC__ , as of __12/31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *[DocuSigned by: signature — 307CBAE043094A3]*

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Secfi Securities, LLC

Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Secfi Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Secfi Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Secfi Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Secfi Securities, LLC's management. Our responsibility is to express an opinion on Secfi Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Secfi Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Secfi Securities, LLC's auditor since 2020.
New York, New York
March 30, 2026

Secfi Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$2,182,038
Fees receivable	137,286
Prepaid expenses	28,541
Total assets	$2,347,865

Liabilities and Member's equity

Accounts payable and accrued expenses	$123,331
Due to affiliate	1,815,899
Total liabilities	1,939,230
Member's equity	408,635
Total liabilities and member's equity	$2,347,865

The accompanying notes are integral part of this financial statement.

1. **Nature of business**

Secfi Securities, LLC (the "Company"), is a limited liability company established in the state of Delaware on October 18, 2018 and is based in New York, NY. The Company is wholly-owned by Secfi, Inc. (the "Parent"). On January 13, 2020, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement broker for Regulation D private placements. The Company also acts as a broker for secondary placements.

2. **Summary of significant accounting policies**

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash held at two financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses on this account and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The Company evaluates expected credit losses on financial assets measured at amortized cost, including fees receivable and cash held at financial institutions, Management considers both quantitative and qualitative factors when assessing expected credit losses.

Fees receivable primarily consist of contractual fees earned from completed transactions. Management monitors credit quality by reviewing the aging of receivable balances, historical collectability, contractual payment terms, and the financial condition and creditworthiness of counterparties.

Quantitative factors considered include historical loss experience, which has been minimal, as well as current outstanding receivable balances relative to historical collection trends. Qualitative factors include the limited duration of receivables, the absence of delinquent balances, the concentration of receivables among creditworthy counterparties, and current and expected economic conditions.

Based on these factors, management has concluded that expected credit losses as of December 31, 2025 were de minimis and no allowance for credit losses was recorded.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in this financial statement. The Parent files its income tax returns in the U.S. and various state and local jurisdictions.

GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require. As of December 31, 2025, the tax years that remain subject to examination by the federal, state, and local tax jurisdictions under statute of limitations are 2022 and after.

3. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, focused on providing financial solutions to startup employees for financing their stock options. The Company operates by entering into arrangements with individual customers or pooled investment vehicles to transact private placement of securities and secondary placements.

The Chief Executive Officer serves as the CODM, overseeing and assessing the Company's overall performance and resource allocation.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the segment are the same as those described in "Note 2. Summary of significant accounting policies."

The measure of segment assets is reported on the statement of financial condition as total assets. One customer affiliated with the Company, accounted for approximately 44% of total fees receivable as of December 31, 2025. The measure of segment assets is reported on the statement of financial condition as total assets. Total assets of the segment was $2,347,865 at December 31, 2025.

4. Concentrations and credit risk

In the normal course of business, the Company maintains its cash balances in two financial institutions, which may exceed federally insured limits. The Company is subject to credit risk should the financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institutions and does not anticipate any losses from these counterparties.

5. Related party transactions

Service Agreement

Pursuant to a service agreement (the "Service Agreement"), the Parent provides various services and other operating assistance to the Company. These include a fixed percentage of professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel, and other general and administrative services.

Profit Split Allocation

The Company shares certain financial outcomes resulting from the Company's brokerage business via a residual profit split method as defined by the Internal Revenue Code (IRC), after remunerating returns that can be benchmarked via the comparable profits method.

Private Placement Fees

The Company has affiliates in which the Company acts as a private placement broker for Regulation D private placement of securities. At December 31, 2025, approximately $60,370 was included in receivables from an affiliate on the accompanying Statement of Financial Condition.

6. Net capital requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. On December 31, 2025, the Company's net capital was $242,809, which was $113,527, in excess of its minimum net capital requirement of $129,282.

7. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through March 30, 2026, the date of the filing of this report, and has determined that there are no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement.